SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

12 June 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

                                 Protherics PLC

                      Notification of Directors' Interests

London, UK; Brentwood, TN, US; 12 June 2007 - Protherics PLC
("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care and cancer, today announces the award, on 11 June 2007, of a conditional right to receive 151,396 ordinary shares in Protherics
("Ordinary Shares") at a price of 2 pence each under the terms of the
Protherics PLC 2005 Long Term Incentive Plan (the "LTIP"), to Saul Komisar,
President of the Company's US operations.

In addition to the above award, on 11 June 2007, Saul Komisar received a performance bonus in the form of a conditional right to acquire 50,177 Ordinary
Shares at a price of 2 pence each under the terms of the Protherics PLC 2005
Deferred Bonus Plan.

Following the above awards, Saul Komisar holds options and conditional awards over a total of 1,113,101 Ordinary Shares.

Protherics PLC also announces the grant, on 11 June 2007, of the following options over Ordinary Shares in the Company under the terms of the LTIP at an exercise price of 2 pence per share:

Name                    Position                            Number of
                                                               Options

Andrew Heath               Chief Executive Officer             297,661
Barrington Riley           Finance Director                    161,702
James Christie             Operations Director                 161,702

Following the above grant of options, the above Directors hold options over the following number of Ordinary Shares:

Andrew Heath                                             3,919,561
Barrington Riley                                         1,576,844
James Christie                                           1,388,010

                                   |  Ends  |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs                +44 (0) 7919  480510
Julie Vickers, Company Secretary                           +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                            +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                    +1 212 850 5600

Or visit  www.protherics.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 12 June 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director